Exhibit 99.1

Click Holdings Limited (CLIK) Announces Strategic Acquisitions of HK-based HR Specialists to Ignite Synergies and Accelerate Market Leadership in Human Resources Solutions

Hong Kong, November 17, 2025 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), Hong Kong’s only Nasdaq-listed leader in human resources and senior care solutions, announced to acquire 100% equity interest in Bowser Human Resources Limited (“Bowser”) and Top Team Consultants Limited (“Top Team”), being two Hong Kong-based human resources solutions providers operating in the region, by the issuance of 1,885,350 and 232,256 Class A ordinary shares of the Company respectively. These acquisitions will supercharge Click’s strategic growth, unlock synergies, and propel the Company to new heights of market dominance by further solidifying our fast-growing talent pools.

“These acquisitions affirm our ambition to continue expanding our presence in the market,” said Jeffrey Chan, Founder and CEO of Click. “These acquisitions create immediate synergies across our business segments in professional services and logistics segments, driving both operational efficiency and cost reduction. It is expected that the acquisitions will drive approximately 200% growth in sales of professional services sector and 15% growth in the sales of logistics sector respectively. By combining Bowser and Top Team’s industry expertise with our proprietary AI-powered platform, the Company is positioned to deliver unmatched values for our clients to navigate through Hong Kong’s dynamic labor market and booming Silver Economy.”

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 23,200 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200